UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC. 20549

SCHEDULE 13D

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Rockville Financial, Inc.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

774186 10 0

(CUSIP Number)

William J. McGurk
President and Chief Executive Officer
Rockville Financial MHC, Inc.
25 Park Street
Rockville, Connecticut 06066

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 20, 2005

(Date of Event which Requires Filling of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.1 3d-7 for other parties to whom copies are to be sent,

The information required on the remainder of this cover page shall not he deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(continued on next page)

SCHEDULE 13D

CUSIP No. 774186 10 0

1. Names of Reporting Persons.
     I.R.S. Identification No. of Above Persons (Entities Only)

Rockville Financial MHC, Inc.
06-1506771

2. Check the Appropriate Box if a Member of a Group*
(a.) [ ]  (b.) [ ]

3.  SEC USE ONLY

4. Source of Funds*

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or Place of Organization

Connecticut

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power

10,689,250

	8.	Shared Voting Power

0

	9.	Sole Dispositive Power

10,689,250

	10.	Shared Dispositive Power

0

11. Aggregate Amount Beneficially Owned by Each Reporting Person

10,689,250

12. Check if the Aggregate Amount Represented by Amount in Row (11) Excludes Certain Shares
 (See Instructions) [ ]

13. Percent of Class Represented by Amount in Row (11)

55%

14. Type of Reporting Person

HC, CO

Item 1.  Security and Issuer.

This Schedule 13D relates to the shares of common stock, no par value, of Rockville Financial, Inc. (the "Issuer" or the "Company"), a Connecticut corporation. The principal executive office of the Issuer is located at 25 Park Street, Rockville, Connecticut 06066.

Item 2. Identity and Background.

This Schedule 13D is being filed by Rockville Financial MHC, Inc. (the "MHC"), a Connecticut chartered mutual holding company. The MHC's principal business is to hold a majority of the Issuer's shares of common stock. The principal office of the MHC is located at 25 Park Street, Rockville, Connecticut 06066. During the past five years the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each of the Insiders is a United States citizen, and none of such Insiders has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the Insiders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration:

The MHC was formed in 1997 and became the mutual holding company for Rockville Bank, which at that time converted from a Connecticut-chartered mutual savings bank to a Connecticut-chartered capital stock savings bank. The MHC held all of the capital stock of Rockville Bank. As part of the Plan of Reorganization and Minority Stock Issuance adopted by the MHC and Rockville Bank in December 2004, the Issuer was formed as a wholly-owned subsidiary of the MHC. Upon the consummation of the Plan of Reorganization and Minority Stock Issuance on May 20, 2005, (a) the MHC contributed to the Issuer all of the MHC's stock holdings in Rockville Bank, constituting 100% of Rockville Bank's issued and outstanding stock, in return for 10,689,250 shares of the Issuer's common stock (representing 55% of the Issuer's common stock), and (b) the Issuer sold 8,357,050 shares of its common stock (representing 43% of its common stock) to depositors for $10.00 per share and contributed 388,700 additional shares of its common stock (representing 2% of its common stock) to Rockville Bank Community Foundation, Inc., a charitable foundation.

Item 4. Purpose of Transaction

The primary purpose of the Issuer's stock offering was to allow the Issuer and Rockville Bank to grow through expanded operations, as well as through increased branching and acquisitions. In addition, the stock offering gives Rockville Bank and the Issuer greater flexibility to structure and finance the expansion of operations, including the potential acquisition of other financial institutions, and to diversify into other financial services. Because the Issuer sold only a minority of its common stock in the stock offering, Rockville Bank's mutual form of ownership and its ability to remain an independent savings bank and to provide community-oriented financial services is expected to be preserved.

Although the MHC and the Insiders intend to exercise their rights as stockholders, neither the MHC nor the Insiders currently have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5. Interest in Securities of the Issuer.

(a)  The MHC beneficially owns (with sole voting and dispositive power) 10,689,250 shares of the Issuer's common stock or 55% of the outstanding shares.

(b)  The following table provides information about the shares of the Issuer's common stock that may be considered to be owned by each Insider as of May 20, 2005. A person may be considered to own any shares of common stock over which he or she has, directly or indirectly, sole or shared voting or investment power. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown.

Name	Number of Shares Owned	Percent of Common Stock Outstanding

William J. McGurk, President and Chief Executive Officer	40,000(1)	*
Joseph F. Jeamel, Jr., Executive Vice President	16,800	*
Judy Keppner, Secretary	700(2)	*
Albert J. Kerkin, Jr., Director	20,000(3)	*
Betty R. Sullivan, Director	10,000(4)	*
Michael A. Bars, Director	20,000(5)	*
C. Perry Chilberg, Director	40,000(6)	*
David A. Engelson, Director	30,000(7)	*
Raymond H. Lefurge, Jr., Director	30,000(8)	*
Stuart E. Magdefrau, Director	28,000(9)	*
Thomas S. Mason, Director	10,000(10)	*
Peter F. Olson, Director	40,000(11)	*
* Represents less than 1% of both (i) all the Issuer's issued and outstanding common stock and (ii) the Issuer's common stock issued to the public on May 20, 2005 in accordance with the Issuer's Plan of Reorganization and Minority Stock Issuance.
(1) 15,000 of which are held jointly with Mr. McGurk's wife.
(2) 100 of which are held for the benefit of Ms. Keppner's minor son.
(3) All of which are held jointly with Mr. Kerkin's wife.
(4) 5,000 of which are held jointly with Ms. Sullivan's husband.
(5) All of which are held by the law firm of Kahan, Kerensky & Caposella, LLP, of which Mr. Bars is an equity partner.
(6) 13,605 of which are held by Mr. Chilberg's wife and 12,790 of which are held by Mr. Chilberg's adult children.
(7) 5,000 of which are held by Mr. Engelson's wife.
(8) 13,000 of which are held jointly with Mr. Lefurge's wife and 7,000 of which are held individually by Mr. Lefurge's wife.
(9) 9,000 of which are held jointly with Mr. Magdefrau's wife, 3,000 of which are held for the benefit of Mr. Magdefrau's minor daughter, 3,000 of which are held by Mr. Magdefrau's adult son and 3,000 of which are held by East 84 Associates, LLC, of which Mr. Magdefrau is an equity partner.
(10) 5,000 of which are held jointly with Mr. Mason's wife.
(11) 20,000 of which are held by Mr. Olson's wife.

(c) There have been no transactions in the Issuer's securities in the past 60 days by either the MHC or any of the Insiders.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7. Material to be Filed as Exhibits.

Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:	July 27,2005	ROCKVILLE FINANCIAL MHC, INC.

By: /s/ William J. McGurk
William J. McGurk
President and Chief Executive Officer

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF ROCKVILLE FINANCIAL MHC, INC.

The names, business address and present principal occupation of each director, executive officer and controlling person of Rockville Financial MHC, Inc. are set forth below. All persons are citizens of the United States.

Name	Business Address	Principal Occupation

William J. McGurk	25 Park Street, Rockville, CT 06066	President, Chief Executive Officer and Director of Rockville Financial, Inc. and of Rockville Bank.
Joseph F. Jeamel, Jr.	25 Park Street, Rockville, CT 06066	Executive Vice President of Rockville Financial, Inc. and of Rockville Bank.
Judy Keppner	25 Park Street, Rockville, CT 06066	Secretary of Rockville Financial, Inc. and Rockville Bank
Albert J. Kerkin, Jr.	25 Park Street, Rockville, CT 06066	Director of Rockville Financial, Inc. and Rockville Bank; Retired in 1992 after 10 years as Superintendent of Vernon, CT public schools.
Betty R. Sullivan	25 Park Street, Rockville, CT 06066	Director of Rockville Financial, Inc. and Rockville Bank; Held various positions at Rockville Bank, including Vice President and Senior Lending Officer until she retired in 1999.
Michael A. Bars	25 Park Street, Rockville, CT 06066	Director of Rockville Financial, Inc. and Rockville Bank; Partner in the law firm of Kahan, Kerensky & Capossela, LLP, in Vernon, CT.
C. Perry Chilberg	25 Park Street, Rockville, CT 06066
Director of Rockville Financial, Inc. and Rockville Bank; Vice President and majority owner of Bergson Tire Co., Inc., an automotive retail tire business and manufacturer of truck tire materials in Ellington, CT.

David A. Engelson	25 Park Street, Rockville, CT 06066	Director of Rockville Financial, Inc. and Rockville Bank; Executive Director of Hockanum Valley Community Council, Inc., a social service agency in Vernon, CT.
Raymond H. Lefurge, Jr.	25 Park Street, Rockville, CT 06066	Director of Rockville Financial, Inc. and Rockville Bank; Certified Public Accountant, an owner and President of the tax and auditing services firm of LeFurge & Gilbert, P.C., CPAs in Vernon, CT.

Stuart E. Magdefrau	25 Park Street, Rockville, CT 06066	Director of Rockville Financial, Inc. and Rockville Bank; Certified Public Accountant, managing partner of Magdefrau Renner & Ciaffaglione LLC, CPAs in West Hartford and Vernon, CT.
Thomas S. Mason	25 Park Street, Rockville, CT 06066	Director of Rockville Financial, Inc. and Rockville Bank; Retired in 1995 as owner, President and Treasurer of L. Bissell and Son, Inc., an insurance agency in Rockville, CT.
Peter F. Olson	25 Park Street, Rockville, CT 06066	Director of Rockville Financial, Inc. and Rockville Bank; Owner of Ladd & Hall, Inc., a privately held retail furniture company in Rockville, CT.